UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Great Elm Capital Corp.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

390320703

(CUSIP Number)

Northern Right Capital Management, L.P.

Attn: Matthew A. Drapkin

9 Old Kings Hwy S.

4th Floor

Darien, Connecticut 06820

(203) 951-5440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 390320703

1	NAME OF REPORTING PERSONS Northern Right Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 369,140(1)
	8	SHARED VOTING POWER 429,331(2)
	9	SOLE DISPOSITIVE POWER 369,140(1)
	10	SHARED DISPOSITIVE POWER 429,331(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 798,471
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IA, PN

(1)	Northern Right Management (as defined herein) may be deemed to beneficially own 369,140 shares of Common Stock (as defined herein) currently held by the Managed Accounts (as defined herein).
(2)	Northern Right Management may be deemed to beneficially own 429,331 shares of Common Stock currently held by Northern Right QP (as defined herein).

CUSIP No. 390320703

1	NAME OF REPORTING PERSONS Northern Right Capital (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 429,331
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 429,331
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 429,331
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 390320703

1	NAME OF REPORTING PERSONS BC Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 798,471(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 798,471(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 798,471
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IA, OO

(1)	BCA (as defined herein) may be deemed to beneficially own 798,471 shares of Common Stock currently held by Northern Right QP and the Managed Accounts.

CUSIP No. 390320703

1	NAME OF REPORTING PERSONS Matthew A. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 75,716
	8	SHARED VOTING POWER 798,471(1)
	9	SOLE DISPOSITIVE POWER 75,716
	10	SHARED DISPOSITIVE POWER 798,471(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 874,187
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN

(1)	Mr. Drapkin may be deemed to beneficially own 798,471 shares of Common Stock currently held by Northern Right QP and the Managed Accounts.

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 7, 2022, as amended on June 21, 2022 and February 13, 2024, on behalf of the Reporting Persons (as defined below), with respect to the shares of common stock, $0.01 par value (the “Common Stock”), of Great Elm Capital Corp., a Maryland corporation (the “Issuer”) (as amended, this “Statement”).

This Statement is filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): Northern Right Capital Management, L.P., a Texas limited partnership (“Northern Right Management”); Northern Right Capital (QP), L.P., a Texas limited partnership (“Northern Right QP”); BC Advisors, LLC, a Texas limited liability company (“BCA”); and Matthew A. Drapkin.

Mr. Drapkin is a member of BCA, and BCA is the general partner of Northern Right Management. Mr. Drapkin is also a limited partner of Northern Right Management. Northern Right Management is the general partner of, and investment manager for, Northern Right QP, and the investment manager for separate managed accounts on behalf of investment advisory clients (the “Managed Accounts”).

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented to add the following information for updating as of the date hereof:

(a), (b)

The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon 11,544,415 shares of Common Stock outstanding, which amount is derived from 10,449,888 shares of Common Stock as reported as outstanding as of October 24, 2024 in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 plus 1,094,527 shares of Common Stock issued pursuant to the Share Purchase Agreement, dated as of December 11, 2024, between the Issuer and Summit Grove Partners, LLC, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on December 12, 2024.

The Reporting Persons may be deemed to beneficially own in the aggregate 874,187 shares of Common Stock, which represent approximately 7.6% of the outstanding shares of Common Stock.

Northern Right QP beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 429,331 shares of Common Stock (the “QP Shares”), which represent approximately 3.7% of the outstanding shares of Common Stock.

As general partner of Northern Right QP, Northern Right Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the QP shares. Northern Right Management disclaims beneficial ownership of such shares. Northern Right Management in its capacity as investment manager for the Managed Accounts may be deemed to have the sole power to vote or to direct the vote of (and the sole power to dispose or direct the disposition of) the 369,140 shares of the Common Stock held by the Managed Accounts. In the aggregate, such shares represent approximately 3.2% of the outstanding shares of Common Stock.

BCA, as general partner of Northern Right Management, may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock beneficially owned (or deemed beneficially owned) by Northern Right Management. BCA disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. In the aggregate, such shares represent 6.9% of the outstanding shares of Common Stock.

Mr. Drapkin beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 75,716 shares of Common Stock. Mr. Drapkin, as managing member of BCA, may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock beneficially owned (or deemed beneficially owned) by BCA. Mr. Drapkin disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. In the aggregate, such shares represent approximately 7.6% of the outstanding shares of Common Stock.

As of the date hereof, no Reporting Person beneficially owns any shares of Common Stock other than those set forth in this Item 5.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2024

NORTHERN RIGHT CAPITAL MANAGEMENT, L.P.

By: BC Advisors, LLC, its general partner

By:	/s/ Matthew A. Drapkin
	Name:	Matthew A. Drapkin
	Title:	Managing Member

NORTHERN RIGHT CAPITAL (QP), L.P.

By: Northern Right Capital Management, L.P., its general partner

By: BC Advisors, LLC, its general partner

By:	/s/ Matthew A. Drapkin
	Name:	Matthew A. Drapkin
	Title:	Managing Member

BC ADVISORS, LLC

By:	/s/ Matthew A. Drapkin
	Name:	Matthew A. Drapkin
	Title:	Managing Member

/s/ Matthew A. Drapkin
Matthew A. Drapkin